Mail Stop 3561

February 13, 2007

Mr. John D. Carter
President and Chief Executive Officer
Schnitzer Steel Industries, Inc.
3200 N.W. Yeon Ave
P.O. Box 10047
Portland, Oregon 97296

> **RE: Schnitzer Steel Industries, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2006**
> **Filed November 11, 2006 and January 8, 2007**
> **File No. 0-22496**

Dear Mr. Carter:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended August 31, 2006

Business, page 1

1.   We note that revenues from recycled ferrous and nonferrous metals for each of
        the years presented in the tables on page 4 do not sum to the revenue amounts of
        your metals recycling business disclosed in segment information in Note 17 to
        your financial statements. Please note that aggregate revenues presented for the
        business should sum to the amounts presented in your financial statements or the
        presentations would be considered non-GAAP financial measures under Item
        10(e) of Regulation S-K. Please revise to include all of the revenues from your
        metals recycling business in the tables or identify the measures as non-GAAP
        financial measures and provide the disclosures required by Item 10(e)(1)(i) of
        Regulation S-K. Please refer to Question 16 of "Frequently Asked Questions
        Regarding the Use of Non-GAAP Financial Measures" issued June 13, 2003 and
        available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

2.   Please quantify and provide an analysis of the impact of critical accounting
        estimates on your financial position and results of operations for the periods
        presented. Please also disclose the effect of changes in critical accounting
        estimates between periods to the extent such changes had a significant effect on
        your financial position or operating results. In addition, please include a
        qualitative and quantitative analysis of the sensitivity of reported results to
        changes in assumptions, judgments, and estimates, including the likelihood of
        obtaining materially different results if different assumptions were applied. In
        doing so, you should provide an analysis, to the extent material, of such factors as
        to how you arrive at each of your estimates, how accurate your estimates and
        assumptions have been in the past, how much your estimates and assumptions
        have changed in the past and whether they are reasonably likely to change in the
        future. Please refer to the guidance in SEC Release No. 33-8350 and Section
        501.14 of Codification of Financial Reporting Policies.

Consolidated Statements of Operations, page 50

3.   We note that operating income includes the operating results of your wholly-
        owned operations and joint ventures. Please explain to us why you include a
        subtotal of income from wholly-owned operations and your basis in GAAP for
        doing so. Please also explain to us why the results of operations of the joint
        ventures and assets disposed of in connection with the HNC separation and

termination agreement, and the related gain on divestiture of the joint ventures, disclosed in Note 7 are reported in continuing operations as opposed to discontinued operations. In that regard, it appears that the joint venture operations and assets received by HNC represent a component of an entity as defined in paragraph 41 of SFAS 144. It also appears that the operations and cash flows of the joint ventures received by HNC were eliminated from your ongoing operations and that you do not have any significant continuing involvement in the operations of the joint ventures after the divestiture. If the joint ventures do not meet the conditions in paragraph 42 of SFAS 144, tell us your basis for classifying the gain on divestiture of joint ventures in other income as opposed to operating income. Also address the basis in GAAP for classifying gains and losses on sale of assets as other income. Please refer to paragraph 45 of SFAS 144.

Notes to the Consolidated Financial Statements, page 53

4.   We note that you adopted a shareholder rights plan and created a series of preferred shares designated as the Series A Participating Preferred Stock during the year. Please disclose the terms of the rights distributed to shareholders and the rights and privileges of the Series A Participating Preferred Stock. Refer to paragraph 4 of SFAS 129.

Inventories, page 54

5.   Please disclose the types of costs capitalized in inventories and charged to cost of goods sold. Please refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

Note 11 – Commitments and Contingencies, page 69

6.   We note you have incurred expenses in connection with the advance of funds to, or indemnification of, individuals involved in the investigations disclosed under other contingencies on page 73. Please disclose the terms of your indemnification agreements and the events and circumstances that require you to perform under the indemnifications. Please also disclose the maximum potential payments you could be required to make under indemnifications, the current carrying amount of the liability, if any, for your obligations under indemnifications and the nature of any recourse provisions that would enable you recover amounts paid under indemnifications. Please refer to paragraph 13 of FIN 45.

Note 17 – Segment Information, page 85

7.   We note that you did not restate segment information for earlier periods as a
        result of the change in composition of your reportable segments. Please advise or
        revise. Refer to paragraphs 34 and 35 of SFAS 131.

Form 10-Q for Fiscal Quarter Ended November 30, 2006

8.   Please address the comments above as appropriate.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detailed letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

  ·   staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filing; and

  ·   the company may not assert staff comments as a defense in any proceeding
      initiated by the Commission or any person under the federal securities laws of the
      United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

       You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

                                       Sincerely,

                                       William Thompson
                                       Branch Chief